Exhibit 12
AMERICAN TOWER CORPORATION
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
The following table reflects the computation of the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods presented (in thousands):

						Nine Months Ended September 30,
	2010	2011	2012	2013	2014	2015
Computation of Earnings:
Income from continuing operations before income taxes and income on equity method investments	$556,025	$506,895	$701,294	$541,749	$865,704	$582,475
Add:
Interest expense (1)	247,504	313,328	403,150	459,779	581,716	447,008
Operating leases	90,001	109,817	125,706	148,573	196,491	176,518
Amortization of interest capitalized	2,819	2,218	2,315	2,406	2,547	1,960
Earnings as adjusted	896,349	932,258	1,232,465	1,152,507	1,646,458	1,207,961
Computation of fixed charges and combined fixed charges and preferred stock dividends:
Interest expense (1)	247,504	313,328	403,150	459,779	581,716	447,008
Interest capitalized	1,011	2,096	1,926	1,817	2,822	1,344
Operating leases	90,001	109,817	125,706	148,573	196,491	176,518
Fixed charges	338,516	425,241	530,782	610,169	781,029	624,870
Dividends on preferred stock	—	—	—	—	23,888	63,382
Combined fixed charges and preferred stock dividends	338,516	425,241	530,782	610,169	804,917	688,252
Excess in earnings required to cover fixed charges	$557,833	$507,017	$701,683	$542,338	$865,429	$583,091
Ratio of earnings to fixed charges (2)	2.65	2.19	2.32	1.89	2.11	1.93
Excess in earnings required to cover combined fixed charges and preferred stock dividends	$557,833	$507,017	$701,683	$542,338	$841,541	$519,709
Ratio of earnings to combined fixed charges and preferred stock dividends	2.65	2.19	2.32	1.89	2.05	1.76

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca.

(2)
For the purposes of this calculation, “earnings” consists of income from continuing operations before income taxes and income on equity method investments, as well as fixed charges (excluding interest capitalized and amortization of interest capitalized). “Fixed charges” consists of interest expensed and capitalized, amortization of debt discounts, premiums and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.